UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021 Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL - First Quarter 2021 Update

Hamilton, Bermuda, May 20, 2021 - Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCPK:SDRLF), a world leader in offshore drilling, provides an update for the first quarter of 2021.

We continue to sign high-quality and high-value contracts, reflecting depth of customer relationships. The quarter update includes:

•	West Tellus – contract for two wells and additional intervention work plus two optional wells with Shell Brazil in direct continuation to the Petrobras contract, backlog contribution of $23m.

•	West Hercules – options were exercised by Equinor in Norway, backlog contribution of $34m.

Post quarter end updates include backlog additions of $374m:

•	West Saturn – four-year firm contract, with four one year options, with Equinor Brasil Energia. The contract is expected to commence in April 2022, backlog contribution of $354m.

•

West Neptune – contract signed with Talos, for one well firm with one well option which commenced in May 2021, and a further contract was signed with Kosmos for one well firm commencing in direct continuation of the Talos contract.

•

West Tellus – Petrobras has provided notice that the rig will conclude operations in September 2021 earlier than was originally expected in December 2021. The rig is anticipated to work in direct continuation with Shell Brazil.

Total backlog of $2.1bn as of 20 May 2021, which is one of the highest across our peers. Seadrill is contracted to work across all major oil and gas basins in the world: 13 rigs in operation globally, including in the Arabian Gulf, the Americas and Norway. This lays the foundation for Seadrill to continue in a strong position as the market recovers this year and beyond.

Seadrill’s financial restructuring continues to make good progress through productive discussions with all parties involved. It is likely that the comprehensive restructuring plan will require a substantial impairment and losses for current shareholders. As a result, the Company currently expects that shareholders are likely to receive minimal recovery for their existing shares.

The fleet status report can be viewed at: https://www.seadrill.com/fleet/

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTCQX. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 20, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)